As filed with the Securities and Exchange Commission on August 10, 2005

Registration No. 333-126459

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SYNTROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	73-1565725
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard L. Edmonson

Senior Vice President, General Counsel

and Corporate Secretary

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

John D. Geddes

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002

(713) 229-1234

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling holders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 10, 2005

PRELIMINARY PROSPECTUS

86,356 Shares

Common Stock

This prospectus covers the offer and sale of shares of common stock by the selling holder identified on page 16 of this prospectus. We will not receive any proceeds from these sales.

The selling holder may offer and sell the shares from time to time. The selling holder may offer the shares at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The common stock is quoted on the Nasdaq National Market under the symbol SYNM. On August 9, 2005, the last reported sale price of the common stock on the Nasdaq National Market was $10.96.

You should consider carefully the risk factors beginning on page 4 of this prospectus before purchasing any of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Syntroleum Corporation

We are seeking to develop and employ innovative technology to acquire and cause the production of stranded energy assets in various regions of the world. We are focusing our efforts on:

•	projects that will allow us to use our proprietary processes for converting natural gas, or synthesis gas from other sources, into synthetic liquid hydrocarbons, a process generally known as gas-to-liquids (“GTL”) technology, utilizing Fischer-Tropsch synthesis; and

•	projects in which we are directly involved in the field development, production and processing of hydrocarbons, including projects that involve traditional methods of production and processing, projects that may later include the use of our GTL technology and projects that utilize other available technology.

We seek to form joint ventures and acquire equity interests in oil and gas development projects where GTL is critical to a project’s success by monetizing remote and/or stranded natural gas. These efforts include projects that would involve development, production and processing of hydrocarbons using our GTL and other traditional technologies and projects in which we would only process developed gas using our GTL technology on a fee basis. We are pursuing these projects internationally, including our project offshore Nigeria on Oil Mining Lease 113 (“OML 113”). We also license our GTL technologies, which we refer to as the “Syntroleum Process” and the ‘Synfining Process,” to others. We believe that our use of air in the conversion process provides our technology with a competitive advantage compared to other technologies that use pure oxygen, thereby allowing us to build smaller footprint plants, like our barge- or ship-mounted GTL plant (“GTL Mobile Facility”), and avoid the inherent operating risks associated with operating using pure oxygen. We are also seeking similar opportunities for applying our technology to convert synthesis gas from coal into synthetic liquid hydrocarbons (“CTL”).

We are currently investing a significant amount of our resources into our GTL Mobile Facility, our project offshore Nigeria on OML 113, and the acquisition of other potential international or domestic GTL or CTL projects, which are all described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments During 2005 – Commercial and Licensee Projects” in Item 2 of Part I of our Quarterly Report on Form 10-Q for the period ended June 30, 2005. We believe that these projects offer the greatest potential to meet our objective of generating near-term cash flow and utilizing the advantages of our processes. We also have projects ongoing and at varying stages of development with co-venturers and licensees in various geographical areas, including Australia, Egypt, Nigeria, Papua New Guinea, Qatar, Russia, Saudi Arabia and the United States. We expect to incur increases in our costs as we continue to develop and commercialize these projects. Our longer-term survival will depend on our ability to obtain additional revenues or financing.

We are incurring substantial operating and research and development costs with respect to developing and commercializing the Syntroleum Process, our proprietary process of converting natural gas into synthetic liquid hydrocarbons, and the Synfining Process, our proprietary process for refining synthetic liquid hydrocarbons produced by the Syntroleum Process, and do not anticipate recognizing any significant revenues from licensing our technology or from production from either a GTL fuel or specialty plant in the near future. As a result, we expect to continue to operate at a loss until sufficient revenues are recognized from licensing activities, or commercial operation of GTL plants or non-GTL projects we are developing.

During the past five years, we have been focusing on commercializing the Syntroleum Process and Synfining Process by working with our licensees and others to develop GTL projects and our own gas monetization projects. We began business as GTG, Inc. on November 15, 1984. On April 25, 1994, GTG, Inc. changed its name to Syntroleum Corporation. On August 7, 1998, Syntroleum Corporation merged into SLH Corporation. SLH Corporation was the surviving entity in the merger and was renamed Syntroleum Corporation. Syntroleum Corporation was later re-incorporated in Delaware on June 17, 1999 through its merger into a Delaware corporation that was organized on April 23, 1999.

GTL Projects

The Syntroleum Process produces synthetic liquid hydrocarbons that are substantially free of contaminants normally found in conventional products made from crude oil. These synthetic liquid hydrocarbons can be further processed into higher margin products through conventional refining processes and our Synfining Process. These products include:

•	Ultra-clean liquid fuels for use in internal combustion engines, jet/turbine engines and fuel cells; and

•	Specialty products, such as synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, drilling fluids, and chemical feedstocks.

We believe the key advantages of our GTL technology over traditional GTL technologies are (1) the use of air in the conversion process, which is inherently safer than the requirement for pure oxygen in other GTL technologies and (2) the use of our proprietary catalysts, which will provide operating cost efficiencies through longer operating life than previous catalysts. We believe these advantages will reduce capital and operating costs of GTL plants based on our GTL technologies and permit smaller plant sizes, including mobile plants that could be mounted on barges and ocean-going vessels. Based on demonstrated research, including the advancement of our technology from the laboratory to pilot plant and demonstration facility scales, we believe the Syntroleum Process can be economically applied in GTL plants with GTL throughput levels from 12,000 to over 100,000 barrels per day (“b/d”) depending upon the volume amount of oil, condensate, and liquefied petroleum gas or propane (“LPG”) that is produced along with the natural gas. We believe the advantages afforded by the Syntroleum Process together with the large worldwide resource base of stranded natural gas provide significant market opportunities for the use of this technology by us and our licensees in the development of commercial GTL plants. These market opportunities include the application of our technology to natural gas reserves that have not yet been developed due to the limited markets available and those that are currently being flared, vented or re-injected or to coal reserves that are not currently being produced due to environmental concerns or their distance to market. These reserves are typically referred to as “stranded reserves”.

While we have not yet built a commercial-scale GTL plant based on the Syntroleum Process, we have demonstrated numerous elements and variations of the major catalytic reactions that are part of the Syntroleum Process. These major catalytic reactions include the autothermal reforming of natural gas to Synthesis Gas, or Syngas, and the Fischer-Tropsch synthesis to convert the Syngas into paraffin-like synthetic crude. We have also demonstrated our Synfining Process, which involves the hydro-treating/hydro-cracking of the synthetic crude to produce finished products. We have completed numerous tests and observations on each of these reactions in demonstration plant operations, pilot plant operations and laboratory tests, including:

•	operation of the demonstration plant located at the Tulsa Port of Catoosa (the “Catoosa Demonstration Facility” or “CDF”) since March 2004 as part of the Department of Energy (“DOE”) Ultra-Clean Fuels Production and Demonstration Project ( the “DOE Catoosa Project”) with Marathon Oil Company (“Marathon”);

•	operation of the Cherry Point Refinery demonstration facility in Blaine, Washington with Atlantic Richfield Company for approximately one year;

•	several years of operations at our Tulsa-based pilot plant under various operating conditions; and

•	preparation and testing of various concepts and designs in our laboratories.

These reactions have produced synthetic liquid hydrocarbons in anticipated amounts.

We currently have a number of licensing agreements with oil companies plus the Commonwealth of Australia and have projects under development with current licensees Ivanhoe Energy, Inc. and Marathon. These agreements are described under “ – Licensing Agreements” in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2004. In addition, we are pursuing the development of our GTL Mobile Facility and various projects in Australia, Egypt, Nigeria, Papua New Guinea, Qatar, Russia, Saudi Arabia and the United States. We also have strategic relationships with various companies in support of the Syntroleum Process, including AMEC Process and Energy Ltd. and Mustang Engineering, L.P., with which we have entered into agreements allowing access to our confidential engineering systems, technology and information.

Development, Production and Processing Projects

We are pursuing projects in which we intend to participate in the development, production and processing of hydrocarbons. These include projects that involve traditional methods of production and processing, projects that may later include the use of our GTL technologies and projects that utilize other technologies.

One of the projects we are pursuing is our OML 113 project offshore Nigeria. The license covers approximately 413,000 acres, and we believe that areas in this license have the potential to contain a significant amount of oil, condensate, natural gas liquids and natural gas. We have signed agreements to begin the appraisal of the field, and the initial appraisal well is scheduled to begin in the third quarter of 2005, subject to governmental approvals and other contingencies. We expect to develop and begin to produce potential oil reserves we believe may be contained in OML 113 prior to installing and operating a GTL facility for this project.

We are also pursuing natural gas monetization projects with prospects for short-term revenues to provide us with cash flow as we pursue long lead-time GTL projects. One of the gas monetization projects we are currently pursuing involves gas reserves located in the United States that do not currently meet pipeline specifications because of impurities in the produced gas. When these sub-quality gas reserves are located in smaller fields, they are typically not produced because they do not meet pipeline requirements and the use of traditional gas separation technology has been considered uneconomic. We believe that these reserves can be economically produced through the use of various separation technologies that remove a significant amount of the inert elements in the gas to meet pipeline specifications at a cost that is economic. We have located fields with possible reserves of sub-quality gas and have acquired interests in some of these fields, primarily in the Central Kansas Uplift, through the assistance of geologists, land personnel and petroleum engineers with whom we have entered into consulting agreements, as well as our own staff. Although we have decided to decrease our investment in the Central Kansas Uplift project going forward, we expect to incur additional expenditures to complete our evaluation of the Central Kansas Uplift, and the amount of such expenditures could be substantial.

Miscellaneous

Our principal executive offices are located at 4322 South 49th West Avenue, Tulsa, Oklahoma 74107, and our telephone number at that location is (918) 592-7900.

Risk Factors

You should carefully consider the risks described below, in addition to the other information in this prospectus, including the information incorporated by reference herein, before making an investment decision. The risks and uncertainties described below are all of the material risks facing our company.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment in us.

Risks Relating to Our Technology

We might not successfully commercialize our technology, and commercial-scale GTL plants based on the Syntroleum Process may never be successfully constructed or operated.

We do not have significant experience managing the financing, design, construction or operation of commercial-scale GTL plants, and we may not be successful in doing so. No commercial-scale GTL plant based on the Syntroleum Process has been constructed to date. A commercial-scale GTL plant based on the Syntroleum Process may never be successfully built either by us or by our licensees. Success depends on our ability and the ability of our licensees to economically design, construct and operate commercial-scale GTL plants based on the Syntroleum Process. Successful commercial construction and operation of a GTL plant based on the Syntroleum Process depends on a variety of factors, many of which are outside our control.

Commercial-scale GTL plants based on the Syntroleum Process might not produce results necessary for success, including results demonstrated on a laboratory, demonstration and pilot plant basis.

A variety of results necessary for successful operation of the Syntroleum Process could fail to occur at a commercial plant, including reactions successfully tested on a laboratory, demonstration plant and pilot plant basis. Results that could cause commercial-scale GTL plants to be unsuccessful include:

•	lower reaction activity than that demonstrated in laboratory, demonstration plant and pilot plant operations, which would increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs;

•	shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both, and increase operating costs;

•	excessive production of gaseous light hydrocarbons from the Fischer-Tropsch reaction compared to design conditions, which would lower the anticipated amount of liquid hydrocarbons produced and would lower revenues and margins from plant operations;

•	inability of the gas turbines or heaters integrated into the Syntroleum Process to burn the low-heating-value tail gas produced by the process, which would result in the need to incorporate other methods to generate horsepower for the compression process that may increase capital and operating costs; and

•	higher than anticipated capital and operating costs to design, construct and operate a GTL plant.

In addition, these plants could experience mechanical difficulties related or unrelated to elements of the Syntroleum Process.

Many of our competitors have significantly more resources than we do, and GTL technologies developed by competitors could become more commercially successful than ours or render our technology obsolete.

Development of GTL technology is highly competitive, and other GTL technologies could become more commercially successful than ours. The Syntroleum Process is based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Our competitors include major integrated oil companies that have developed or are developing competing GTL technologies, including BP, ConocoPhillips, ExxonMobil, Sasol (including its participation in a joint venture with Chevron) and Shell. Each of these companies has significantly more financial and other resources than we do to spend for research and development of their technologies and for funding construction and operation of commercial-scale GTL plants. In addition to using their own GTL technologies in competition with us, these competitors could also offer to license their technology to others. Additionally, several small companies have developed and are continuing to develop competing GTL technologies. The DOE has also sponsored a number of research programs relating to GTL technology that could potentially lower the cost of competitive processes.

As our competitors continue to develop GTL technologies, one or more of our current technologies could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Our ability to protect our intellectual property rights involves complexities and uncertainties and commercialization of the Syntroleum Process could give rise to claims that our technology infringes upon the rights of others.

Our success depends on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Additional patents may not be granted, and our existing patents might not provide us with commercial benefit or might be infringed upon, invalidated or circumvented by others. In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and vary significantly from country to country. We, our licensors, or our licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our GTL technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

Commercialization of the Syntroleum Process may give rise to claims that our technologies infringe upon the patents or proprietary rights of others. We may not become aware of patents or rights that may have applicability in the GTL industry until after we have made a substantial investment in the development and commercialization of those technologies. Third parties may claim that we have infringed upon past, present or future GTL technologies. Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our co-venturers, our licensees or we could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, such as the major energy companies that have or may be developing proprietary GTL technologies competitive with the Syntroleum Process, have significantly more resources to spend on litigation.

We could have potential indemnification liabilities to licensees relating to the operation of GTL plants based on the Syntroleum Process or intellectual property disputes.

Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if GTL plants based on the Syntroleum Process were to fail to operate as designed. Our license agreements require us to indemnify the licensee, subject to a cap of 50 percent of the license fees we receive, against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Syntroleum Process;

•	acts or omissions by us in connection with our preparation of process design packages for plants; and

•	performance guarantees that we may provide.

Industry rejection of our technology would make the construction of GTL plants based on the Syntroleum Process more difficult or impossible and would adversely affect our ability to receive future license fees.

Demand and industry acceptance for our GTL technology are subject to uncertainty. Failure by the industry to accept our technology would make construction of our GTL plants more difficult or impossible, adversely affecting our ability to receive future license fees and generate other revenue. If a high profile industry participant were to adopt the Syntroleum Process and fail to achieve success, or if any commercial GTL plant based on the Syntroleum Process were to fail to achieve success, other industry participants’ perception of the Syntroleum Process could be adversely affected. In addition, some oil companies may be motivated to seek to prevent industry acceptance of GTL technology based on their belief that widespread adoption of GTL technology might negatively impact their competitive position.

If ongoing work to enhance project economics and improvements to the Syntroleum Process is not commercially viable, the design and construction of lower-cost GTL plants based on the Syntroleum Process could be delayed or prevented.

If improvements to the Syntroleum Process currently under development do not become commercially viable on a timely basis, the total potential market for GTL plants that could be built by us and our co-venturers and by our licensees could be significantly limited. A number of improvements to the Syntroleum Process are in various stages of development. These improvements will require substantial additional investment, development and testing prior to their commercialization. We might not be successful in developing these improvements and, if developed, they may not be capable of being utilized on a commercial basis.

Risks Relating to Our Business

We will need to obtain funds from additional financings or other sources for our business activities. If we do not receive these funds, we would need to reduce, delay or eliminate some of our expenditures.

Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside of our control. If adequate funds are not available, we would be required to delay or eliminate expenditures for these projects and may be required to reduce, delay or eliminate expenditures for research and development and other activities or seek to enter into a business combination transaction with or sell assets to another company. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves.

We have expended and will continue to expend substantial funds to continue research and development of our technologies, to market the Syntroleum Process and to design and construct GTL plants. We intend to finance GTL plants primarily through non-recourse debt financing at the project level, as well as through equity financing. Additionally, we intend to obtain additional funds through collaborative or other arrangements with co-venturers and debt and equity financing in the capital markets. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval, and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock.

We may not receive revenues from license fees, catalyst sales or sales of specialty products from GTL plants in which we own an interest. Even if we do receive these revenues, they may not be sufficient for capital expenditures or operations, or may not be received within expected time frames. If we are unable to generate funds from operations, our need to obtain funds through financing activities or asset monetization will be increased.

Construction of GTL plants based on the Syntroleum Process will be subject to risks of delay and cost overruns.

The construction of GTL plants based on the Syntroleum Process will be subject to the risks of delay or cost overruns resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	work stoppages;

•	weather interference;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals.

We have incurred losses and anticipate continued losses.

As of June 30, 2005, we had an accumulated deficit of $254 million. We have not yet achieved profitability and we expect to continue incurring net losses until we recognize sufficient revenues from licensing activities, GTL plants or other sources. Because we do not have an operating history upon which an evaluation of our prospects can be based, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks we must, among other things, continue to attract investment capital, respond to competitive factors, continue to attract, retain and motivate qualified personnel and commercialize and continue to upgrade our GTL technologies. We may not be successful in addressing these risks, and we may not achieve or sustain profitability.

Our anticipated expense levels are based in part on our expectations as to future operating activities and not on historical financial data. We plan to continue funding research and development and project development activities. Capital expenditures will depend on progress we make in developing various projects on which we are currently working. Increased revenues or cash flows may not result from these expenses.

If prices for crude oil, natural gas and other commodities are unfavorable, GTL plants based on the Syntroleum Process and our sub-quality gas monetization projects may not be economical.

Because the synthetic crude oil, liquid fuels and specialty products that Syntroleum Process-based GTL plants are expected to produce will compete in markets with oil and refined petroleum products, and because natural gas will be used as the feedstock for these GTL plants, an increase in natural gas prices relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the operating results of these plants. Higher than anticipated costs for the catalysts and other materials used in these plants could also adversely affect operating results. Declines in natural gas prices may materially adversely affect our sub-quality gas monetization project. Prices for natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas, market uncertainty and a variety of additional factors that are beyond our control. Factors that could cause changes in the prices and availability of oil, natural gas and refined products include:

•	level of consumer product demand;

•	weather conditions;

•	domestic and foreign government regulation;

•	actions of the Organization of Petroleum Exporting Countries;

•	political conditions in oil and natural gas producing countries;

•	supply of foreign crude oil and natural gas;

•	location of GTL plants relative to natural gas reserves and pipelines;

•	capacities of pipelines;

•	fluctuations in seasonal demand;

•	price and availability of alternative fuels; and

•	overall economic conditions.

We cannot predict the future markets and prices for oil, natural gas, or other materials used in the Syntroleum Process or refined products.

Our belief that the Syntroleum Process can be cost effective for GTL plants with capacities from 12,000 to over 100,000 barrels per day depending upon the volume amount of oil, condensate, and LPG that is produced along with the natural gas assumes prevailing oil prices in the range of at least $20 per barrel. In addition, the success of our sub-quality gas monetization project will be substantially dependent upon prevailing prices of natural gas. However, the markets for oil and natural gas have historically been volatile and are likely to continue to be volatile in the future. Although world crude oil prices were approximately $53 per barrel in July 2005, crude oil prices fell for a period of time during 1998 to historically low levels below $10 per barrel and could return to such low levels in the future.

Adverse operating conditions could prevent GTL plants based on the Syntroleum Process from operating economically.

The economic application of GTL technology depends on favorable plant operating conditions. Among operating conditions that impact plant economics are the site location, infrastructure, weather conditions, size of equipment, quality of the natural gas feedstock, type of plant products and whether the natural gas converted by the plant is associated with oil reserves. For example, if a plant were located in an area that requires construction of substantial infrastructure, plant economics would be adversely affected. Additionally, plants that are not designed to produce specialty products or other high margin products, and plants that are not used to convert natural gas that is associated with oil reserves, will be more dependent on favorable natural gas and oil prices than plants designed for those uses.

GTL plants will depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

Construction and operation of GTL plants will depend on availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances, the sale of natural gas for use as a feedstock in a GTL plant will not be the highest value market for the owner of the natural gas. Cryogenic conversion of natural gas to liquefied natural gas may compete with our GTL plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike us, many of our competitors also produce or have access to large volumes of natural gas, which may be used in connection with their GTL operations. The availability of natural gas at economic prices for use as a feedstock for GTL plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where GTL plants are built, and this may affect operating margins of these plants as other markets compete for available natural gas.

Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a GTL plant based on the Syntroleum Process or to pursue alternative GTL technologies.

Our licensees will determine whether we issue any plant site licenses to them and, as a result, whether we receive any additional license fees under our license agreements. To date, no licensee of the Syntroleum Process has exercised its right to obtain a site license; however, we have signed a letter of intent with Marathon that defines the terms that would be included when Marathon obtains a site license. Under most circumstances, a licensee will need to undertake substantial activities and investments before we issue any plant site licenses and receive license fees. These activities may include performing feasibility studies, obtaining regulatory approvals and permits, obtaining preliminary cost estimates and final design and engineering for the plant, obtaining a sufficient dedicated supply of natural gas, obtaining adequate commitments for the purchase of the plant’s products and obtaining financing for construction of the plant. A licensee will control the amount and timing of resources devoted to these activities. Whether licensees are willing to expend the resources necessary to construct GTL plants will depend on a variety of factors outside our control, including the prevailing view of price outlook for crude oil, natural gas and refined products. In addition, our license agreements may be terminated by the licensee, with or without cause, upon 90 days notice to us. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy. Our licensees are not restricted from pursuing alternative GTL technologies on their own or in collaboration with others, including our competitors.

Our success depends on the performance of our executive officers, the loss of whom would disrupt our business operations.

We depend to a large extent on the performance of our executive officers, including Kenneth L. Agee, our founder, Chairman of the Board and inventor with respect to many of our patents and patent applications, and John B. Holmes, Jr., our President and Chief Executive Officer. Given the technological nature of our business, we also depend on our scientific and technical personnel. Our efforts to develop and commercialize our technology have placed a significant strain on our scientific and technical personnel, as well as our operational and administrative resources. Our ability to implement our business strategy may be constrained and the timing of implementation may be impacted if we are unable to attract and retain sufficient personnel. At August 1, 2005, we had 121 full-time employees. Except for a $500,000 life insurance policy that we hold on the life of Kenneth L. Agee, we do not maintain “key person” life insurance policies on any of our employees. We have entered into employment agreements with several key employees.

We depend on strategic relationships with manufacturing and engineering companies. If these companies fail to provide necessary components or services, this could negatively impact our business.

We intend to, and believe our licensees will, utilize third-party component manufacturers in the design and construction of GTL plants based on the Syntroleum Process and in connection with our sub-quality gas monetization project. If any third-party manufacturer is unable to acquire raw materials, provide components of GTL plants based on the Syntroleum Process or provide gas processing plants in commercial quantities in a timely manner and within specifications, we or our licensees could experience material delays or construction or development plans could be canceled while alternative suppliers or manufacturers are identified and prepare for production. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture gas processing plants and components for GTL plants based on the Syntroleum Process. We have conducted development activities with third parties for our proprietary catalysts and turbines that may be used in the Syntroleum Process, and other manufacturing companies may not have the same expertise as these companies. We do not have a binding supply agreement with the third party manufacturers we expect to provide gas processing plants, and we may not be able to obtain that agreement on terms that are acceptable to us.

We also intend to utilize third parties to provide engineering services in connection with our efforts to commercialize the Syntroleum Process. If these engineering firms are unable to provide requisite services or performance guarantees, we or our licensees could experience material delays or construction plans could be canceled while alternative engineering firms are identified and become familiar with the Syntroleum Process. We have limited experience in providing engineering services and have a limited engineering staff. Consequently, we will depend on third parties to provide necessary engineering services, and these firms may be asked by licensees or financial participants in plants to provide performance guarantees in connection with the design and construction of GTL plants based on the Syntroleum Process.

Our operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

We expect to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact our business. These factors include:

•	timing of any construction by us or our licensees of GTL plants;

•	demand for licenses of the Syntroleum Process and receipt and revenue recognition of license fees;

•	oil and gas prices;

•	timing and productivity of oil and gas wells;

•	timing and amount of research and development expenditures;

•	demand for synthetic fuels and specialty products;

•	introduction or enhancement of GTL technologies by us and our competitors;

•	market acceptance of new technologies; and

•	general economic conditions.

As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it may be that in some future year or quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of our common stock would likely be materially adversely affected.

We are subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating our GTL plants.

If we violate any of the laws and regulations relating to the protection of the environment, we may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Our GTL plants will generally be required to obtain permits under applicable environmental laws and various permits for industrial siting and construction. Compliance with environmental laws and regulations, as well as with any requisite environmental or construction permits, may increase the costs of designing, constructing and operating our GTL plants. We may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to our previously owned real estate.

Terrorist threats and U.S. military actions could result in a material adverse effect on our business.

Subsequent to the September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon, the United States commenced military actions in response to these attacks. On March 19, 2003, the United States and a coalition of other countries initiated military action in Iraq for the stated purpose of removing that country’s government and destroying its ability to use or produce weapons of mass destruction. Further acts of terrorism in the United States or elsewhere could occur. In addition, recent world political events have resulted in increasing tension involving Iran, North Korea and Syria. These developments and similar future events may cause instability in the world’s financial and insurance markets and could significantly increase political and economic instability in the geographic areas in which we may wish to operate. These developments could also lead to increased volatility in prices for crude oil and natural gas. In addition, these developments could adversely affect our ability to access capital and to successfully implement projects currently under development.

Following the terrorist attacks on September 11, 2001, insurance underwriters increased insurance premiums charged for many coverages and issued general notices of cancellations to their customers for war risk, terrorism and political risk insurance with respect to a variety of insurance coverages. Insurance premiums could be increased further or coverages may be unavailable in the future.

United States government regulations effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we may wish to operate in the future. These developments could subject the operations of our company to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

Sufficient markets for the synthetic products of the Syntroleum Process or products that utilize these synthetic products, including fuel cells, may never develop or may take longer to develop than we anticipate.

Sufficient markets may never develop for the synthetic products of the Syntroleum Process, or may develop more slowly than we anticipate. The development of sufficient markets for the synthetic products of the Syntroleum Process may be affected by many factors, some of which are out of our control, including:

•	cost competitiveness of the synthetic products of the Syntroleum Process;

•	consumer reluctance to try a new product;

•	environmental, safety and regulatory requirements; and

•	emergence of more competitive products.

In addition, a new market may fail to develop for products that utilize our synthetic products. For example, the establishment of a market for the use of these products as fuel for fuel cells is uncertain, in part because fuel cells represent an emerging market and we do not know if distributors will want to sell them or if end-users will want to use them.

If sufficient markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our technology and may never achieve profitability.

The energy industry is highly competitive, and competitors could seek to use the third-party processing technologies that we intend to use.

The oil and gas exploration and production industry is highly competitive. Most of the companies in this industry have significantly more financial and other resources than we do. Because we do not have an exclusive agreement with the third-party manufacturing companies regarding our use of their processing technologies and provision of gas processing plants in connection with our sub-quality gas monetization project, our competitors could seek to use the third-party processing technologies that we intend to use. In addition, our competitors could seek to use processing technologies they have developed or other third-party processing technologies. There is generally no prohibition against a third-party manufacturing company competing directly with us or providing the third-party processing technology directly to owners of gas reserves. If our sub-quality gas monetization project is successful, competition with us in this business may intensify, and we may not be able to maintain any advantage gained from our experience in this project.

We may not be successful in acquiring interests in properties with sub-quality gas reserves.

The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, capital and operating costs, potential environmental and other liabilities and other factors. Such assessments, even when performed by experienced personnel, are necessarily inexact and uncertain. Our review of subject properties will not reveal all existing or potential problems, deficiencies and capabilities. We may not always perform inspections on every well, and may not be able to observe structural and environmental problems even when we undertake an inspection. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of these problems. Because we do not have a database of acquired properties and other resources used in acquiring interests in oil and gas properties, we may not be as well positioned as many of our competitors to successfully acquire interests in properties with sub-quality gas reserves. Our failure to acquire interests in properties with sub-quality gas reserves on acceptable terms would have an adverse effect on this project.

Natural gas and oil drilling is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors beyond our control, including:

•	unexpected or adverse drilling conditions;

•	elevated pressure or irregularities in geologic formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs, crews and equipment.

Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance described in our Annual Report on Form 10-K for the year ended December 31, 2004.

We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.

The natural gas and oil business involves operating hazards such as:

•	well blowouts;

•	mechanical failures;

•	explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	fires;

•	geologic formations with abnormal pressures;

•	pipeline ruptures or spills;

•	releases of toxic gases; and

•	other environmental hazards and risks.

Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

We may not have enough insurance to cover all of the risks we face.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering

The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

As of August 1, 2005, our directors and officers beneficially owned approximately 29% of the outstanding shares of our common stock. As a result, our directors and officers, to the extent they act together, will be in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

Our stock price may continue to be volatile and could decline following this offering.

Historically, the market price of our common stock has been very volatile. The trading price of our common stock is expected to continue to be subject to substantial volatility in response to numerous factors, including publicity regarding actual or potential results with respect to development of the Syntroleum Process and design, construction and commercial operation of plants using our process, announcements of technological innovations by others with competing GTL processes, developments concerning intellectual property rights, including claims of infringement, annual and quarterly variances in operating results, changes in energy prices, competition, changes in financial estimates by securities analysts, any differences in actual results and results expected by investors and analysts, investor perception of our favorable or unfavorable prospects and other events or factors. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has affected the market price of equity securities of many companies. This volatility has often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock. We are required to maintain standards for listing of our common stock on the National Market System of the Nasdaq Stock Market, and we cannot assure you that we will be able to do so. There is no guarantee that an active public market for our common stock will be sustained.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it difficult for a third party to acquire our company without the consent of our board of directors. The provisions of our certificate of incorporation and bylaws include a classified board of directors with staggered terms, supermajority voting requirements for business combinations with owners of 10% or more of our common stock and restrictions on the ability of stockholders to take action by written consent. In addition, our board of directors has adopted a stockholder rights plan, and is authorized to set the terms of our preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and could depress the value of our common stock.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock in the public market, or the perception by the market that those sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. These sales could include sales of shares of our common stock by our directors and officers, who beneficially owned approximately 29% of the outstanding shares of our common stock as of August 1, 2005. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

Forward-Looking Statements

This prospectus includes forward-looking statements as well as historical facts. These forward-looking statements include statements relating to the Syntroleum Process and related technologies including Synfining, gas-to-liquids (“GTL”) plants based on the Syntroleum Process, including our barge- or ship-mounted GTL plants, anticipated costs to design, construct and operate these plants, the timing of commencement and completion of the design and construction of these plants, expected production of ultra-clean diesel fuel, obtaining required financing for these plants and our other activities, the economic construction and operation of GTL plants, the value and markets for plant products, testing, certification, characteristics and use of plant products, the continued development of the Syntroleum Process (alone or with co-venturers), our sub-quality gas monetization project and the economic production of oil and gas reserves, anticipated capital expenditures, anticipated expense reductions, anticipated cash outflows, anticipated expenses, use of proceeds from our equity offerings, anticipated revenues, availability of catalyst materials, our support of and relationship with our licensees, and any other statements regarding future growth, cash needs, capital availability, operations, business plans and financial results. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these kinds of statements involve risks and uncertainties. Actual results may not be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are described under “Risk Factors” beginning on page 4 of this prospectus.

As used in this prospectus, the terms “we”, “our” or “us” mean Syntroleum Corporation, a Delaware corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

Use of Proceeds

We will not receive any proceeds from sales of common stock and warrants by the selling holder.

Selling Holder

This prospectus covers the offer and sale by the selling holder listed in the following table of up to 86,356 shares of common stock. We originally issued these shares as compensation for consulting services on April 27, 2005.

The following table sets forth certain information known to us regarding beneficial ownership of common stock by the selling holder as of August 1, 2005, and the shares of common stock offered by this prospectus. Shares set forth under the headings “Shares Beneficially Owned Before Offering” and “Shares Beneficially Owned After Offering” include shares underlying warrants or options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

Selling Holder	Shares Beneficially Owned Before Offering		Shares Offered	Shares Beneficially Owned After Offering
	Shares	% of Total Outstanding Shares		Shares	% of Total Outstanding Shares
Ziad Ghandour (1)	1,609,785	2.9%	86,356	1,523,429	2.7%

(1)	Includes 970,000 shares underlying warrants issued as compensation for consulting services and 3,429 shares underlying options granted upon election to our board of directors.

The selling holder listed above, or persons who obtain common stock from the selling holder as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction (who also are selling holders under this prospectus), may sell up to all of the shares of the common stock shown above under the heading “Shares Offered” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling holder is not obligated to sell any of the shares of common stock offered by this prospectus.

Mr. Ghandour is one of our directors and provides consulting services to us pursuant to a consulting agreement we entered into with him in October 2003, which was amended and restated in March 2005. Pursuant to the amendment, and subject to stockholder approval, which was received on April 25, 2005, Mr. Ghandour has received 86,356 shares of our common stock, which is the number of shares equal to one percent of the $50 million that has been committed by participants to our venture to secure rights to stranded oil and gas fields with associated oil and gas fields with associated oil and other hydrocarbons, which we refer to as our “stranded gas venture”, divided by $5.79 per share. The agreement also entitles Mr. Ghandour to the reimbursement of his expenses.

Pursuant to the amendment, we and Mr. Ghandour mutually agreed that he would receive a $500,000 cash payment in lieu of warrants to purchase shares of our common stock that he was entitled to receive under the amendment following the closing of the stranded gas venture and stockholder approval of the amendment.

The consulting agreement has also been amended to extend the term by two years. As compensation for this extension, we have agreed to issue to Mr. Ghandour, subject to stockholder approval in accordance with the requirements of the Nasdaq National Market, which was received on April 25, 2005, warrants to purchase an additional 500,000 shares of our common stock (the “first additional warrants”) at an exercise price of $11.21 per share. The first additional warrants will be exercisable upon the later of stockholder approval or the execution prior to the termination of the consulting agreement of an agreement with a party approved by us with terms that we and

Mr. Ghandour mutually agree will result in the exercisability of the warrants (the “first agreement”) until three years from the date of the first agreement. In addition, we have agreed to issue to Mr. Ghandour, subject to stockholder approval in accordance with the requirements of the Nasdaq National Market, which was received on April 25, 2005, warrants to purchase an additional 500,000 shares of our common stock (the “second additional warrants”) at an exercise price of $11.21 per share. The second additional warrants will be exercisable upon the later of stockholder approval or the execution prior to the termination of the consulting agreement of an agreement with a second party approved by us with terms that we and Mr. Ghandour mutually agree will result in the exercisability of the warrants (the “second agreement”) until three years from the date of the second agreement. If we terminate the consulting agreement on September 30, 2006 and TI Capital Management is not then in breach of the consulting agreement, then either:

•	if the first additional warrants are not then exercisable, they will become exercisable on October 1, 2006; or

•	if the first additional warrants are then exercisable but the second additional warrants are not then exercisable, the second additional warrants will become exercisable on October 1, 2006.

Plan of Distribution

The selling holders may offer and sell the shares of common stock (including shares they acquired through the exercise of the warrants and the options) offered by this prospectus and, to the extent the following transactions are available for the sale of warrants, the warrants offered by this prospectus, from time to time in one or more of the following transactions:

•	through the Nasdaq National Market or any other securities exchange that quotes the common stock,

•	in the over-the-counter market,

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transaction and other private transactions),

•	in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales,

•	by pledge to secure debts and other obligations or on foreclosure of a pledge,

•	through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock, or

•	in a combination of any of the above transactions.

The selling holders may sell their shares or warrants at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions.

The selling holders may use broker-dealers to sell their shares or warrants or may sell their shares or warrants to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling holders, or they will receive commissions from purchasers of shares or warrants for whom they acted as agents, or both. If a broker-dealer purchases shares or warrants as a principal, it may resell the shares or warrants for its own account under this prospectus.

We have informed the selling holder that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock and warrants.

The selling holders and any agent, broker or dealer that participates in sales of common stock or warrants offered by this prospectus may be deemed “underwriters” under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify selling holders against certain liabilities arising under the Securities Act of 1933 from sales of common stock or warrants. Selling holders may agree to indemnify any agent, broker or dealer that participates in sales of common stock or warrants against liabilities arising under the Securities Act of 1933 from sales of common stock or warrants.

Instead of selling common stock or warrants under this prospectus, selling holders may sell common stock and warrants in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

The term “selling holders” also includes persons who obtain common stock or warrants from selling holder as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction.

Legal Matters

Certain legal matters in connection with the common stock offered by this prospectus will be passed on for us by our Senior Vice President, General Counsel and Corporate Secretary, Richard L. Edmonson, Tulsa, Oklahoma.

Experts

The consolidated financial statements of Syntroleum Corporation as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC (SEC File No. 0-21911). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 16, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 10, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 9, 2005;

•	our Current Report on Form 8-K filed on January 5, 2005;

•	our Current Report on Form 8-K filed on January 19, 2005;

•	our Current Report on Form 8-K filed on February 1, 2005;

•	our Current Report on Form 8-K filed on February 17, 2005;

•	our Current Report on Form 8-K filed on March 8, 2005;

•	our Current Report on Form 8-K filed on March 21, 2005;

•	Item 1.01 of our Current Report on Form 8-K filed on April 1, 2005;

•	our Current Report on Form 8-K filed on April 11, 2005;

•	our Current Report on Form 8-K filed on April 13, 2005, as amended by Amendment No. 1 thereto filed April 14, 2005 and Amendment No. 2 thereto filed on April 21, 2005;

•	our Current Report on Form 8-K filed on April 15, 2005;

•	our Current Report on Form 8-K filed on April 26, 2005;

•	our Current Report on Form 8-K filed on April 28, 2005;

•	our Current Report on Form 8-K filed on May 25, 2005;

•	our Current Report on Form 8-K filed on July 1, 2005;

•	our Current Report on Form 8-K filed on July 5, 2005, as amended by Amendment No. 1 thereto filed July 6, 2005;

•	our Current Report on Form 8-K filed on July 26, 2005; and

•	the description of our common stock contained in Amendment No. 2 to our Current Report on Form 8-K filed on October 29, 2004.

In addition, we incorporate by reference any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the registration statement of which this prospectus forms a part and before the effectiveness of the registration statement.

You may obtain a free copy of these filings (without exhibits, which can be obtained for a nominal charge) by writing or telephoning:

Bonnie Medlicott-Benway

Syntroleum Corporation

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

This prospectus is part of a registration statement we filed with the SEC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution

All expenses (other than fees and expenses of legal or other advisors to the selling holders) in connection with the offering described in this Registration Statement will be paid by Syntroleum Corporation, a Delaware corporation (the “Company”). Such expenses are as follows:*

Securities and Exchange Commission registration fee	$104
Printing expenses	10,000
Accounting fees and expenses	10,000
Legal fees and expenses	25,000
Miscellaneous	1,896

Total	$47,000

*	The amounts set forth, except for the Securities and Exchange Commission registration fee, are estimated.

ITEM 15.	Indemnification of Directors and Officers

Limitation of Liability of Directors

The Company’s Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability resulting from the following:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the General Corporation Law of the State of Delaware (the “DGCL”), which concerns unlawful payments of dividends, stock purchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

While the Company’s Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Company’s Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of the Company’s Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

Indemnification of Directors and Officers

The Company’s Certificate of Incorporation provides that each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company, in accordance with the Company’s Bylaws, to the fullest extent permitted from time to time by the DGCL, as the same exists or may hereafter be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. The Company may, by action of the Company’s Board of Directors, provide indemnification to employees and agents of the Company, and to persons serving as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, at the request of the Company, with the same scope and effect as the foregoing indemnification of directors and officers. The Company may be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Company’s Board of Directors or is a proceeding to enforce such person’s claim to indemnification pursuant to the rights granted by the Company’s Certificate of Incorporation or otherwise by the Company.

The Company’s Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL as the same exists or may in the future be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators; provided, however, except as described in the second following paragraph with respect to Proceedings to enforce rights to indemnification, the Company will indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Company’s Board of Directors.

Pursuant to the Company’s Bylaws, to obtain indemnification, a claimant is to submit to the Company a written request for indemnification. Upon such written request by a claimant, a determination, if required by applicable law, with respect to the claimant’s entitlement to indemnification will be made, if requested by the claimant, by independent legal counsel, or if the claimant does not so request, by the Company’s Board of Directors by a majority vote of the disinterested directors even though less than a quorum or, if there are no disinterested directors or the disinterested directors so direct, by independent legal counsel in a written opinion to the Company’s Board of Directors, or if the disinterested directors so direct, by the stockholders of the Company. In the event the determination of entitlement to indemnification is to be made by independent legal counsel at the request of the claimant, the independent legal counsel will be selected by the Company’s Board of Directors unless there has occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a change of control, in which case the independent legal counsel will be selected by the claimant unless the claimant requests that such selection be made by the Company’s Board of Directors.

Pursuant to the Company’s Bylaws, if a claim described in the paragraph above the preceding paragraph is not paid in full by the Company within thirty days after a written claim pursuant to the preceding paragraph has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will also be entitled to be paid the expense of prosecuting such claim. The Company’s Bylaws provide that it will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on the Company. Neither the failure of the Company (including the disinterested directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including the disinterested directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. However, the Company will be precluded from asserting that the procedures and presumptions set forth in the Company’s Bylaws are not valid, binding and enforceable and will be bound by a determination pursuant to the procedures set forth in the Company’s Bylaws that the claimant is entitled to indemnification in any suit brought by a claimant pursuant to the Company’s Bylaws.

The Company’s Bylaws provide that the right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in the Company’s Bylaws will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the Company’s Certificate of Incorporation, the Company’s Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s Bylaws permit the Company to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. In addition, the Company’s Bylaws authorize the Company, to the extent authorized from time to time by the Company’s Board of Directors, to grant rights to indemnification and rights to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition to any employee or agent of the Company to the fullest extent of the provisions of the Company’s Bylaws with respect to the indemnification and advancement of expenses of directors and officers of the Company.

The Company’s Bylaws provide that the right to indemnification conferred therein is a contract right and includes the right to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition, except that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, will be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director of officer is not entitled to be indemnified under the Company’s Bylaws or otherwise.

The Company has entered into indemnification agreements with each of its directors and executive officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees’ receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined).

The Company currently has directors’ and officers’ insurance that insures directors and officers of the Company with respect to claims made for alleged “wrongful acts” in their roles as directors or officers of the Company and its subsidiaries. The insurance also insures the Company for claims against the Company’s directors or officers in situations in which the Company has an obligation to defend and/or indemnify its directors and officers.

ITEM 16.	Exhibits

Exhibit No.	Document

*3.1 —	Certificate of Incorporation of the Company (incorporated by reference to Annex B to the Company’s Proxy Statement filed May 12, 1999 (File No. 0-21911)).

*3.2 —	Bylaws of the Company (incorporated by reference to Appendix C to the Proxy Statement of the Company filed May 12, 1999 (File No. 0-21911)).

*3.3 —	Second Amended and Restated Rights Agreement dated as of October 28, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2004 (File No. 0-21911)).

*3.4 —	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, dated October 28, 2004 (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Current Report on Form 8-K filed June 17, 1999 and filed with the Securities and Exchange Commission on October 29, 2004 (File No. 0-21911)).

*10.1 —	Amendment to Consulting Agreement with TI Capital Management dated March 21, 2005 between the Company and Ziad Ghandour (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 28, 2005 (File No. 0-21911)).

*10.2 —	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 28, 2005 (File No. 0-21911)).

†5.1 —	Opinion of Richard L. Edmonson.

23.1 —	Consent of Grant Thornton LLP.

†23.2 —	Consent of Richard L. Edmonson (contained in Exhibit 5.1).

†24.1 —	Powers of Attorney.

*	Incorporated by reference as indicated.
†	Previously filed.

ITEM 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, the State of Oklahoma, on August 10, 2005.

SYNTROLEUM CORPORATION

By:	/s/ JOHN B. HOLMES, JR.
John B. Holmes, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 10, 2005.

Signature	Title

* Kenneth L. Agee	Chairman (Principal Executive Officer)

/s/ JOHN B. HOLMES, JR. John B. Holmes, Jr.	President, Chief Executive Officer and Director

* Greg G. Jenkins	Executive Vice President of Finance and Business Development and Chief Financial Officer (Principal Financial Officer)

/s/ CARLA S. COVEY Carla S. Covey	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

* Alvin R. Albe, Jr.	Director

* Frank M. Bumstead	Director

* Robert A. Day	Director

* Ziad Ghandour	Director

* P. Anthony Jacobs	Director

* Robert R. Rosene, Jr.	Director

* James R. Seward	Director

*By:	/S/ RICHARD L. EDMONSON
Richard L. Edmonson Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document

*3.1 —	Certificate of Incorporation of the Company (incorporated by reference to Annex B to the Company’s Proxy Statement filed May 12, 1999 (File No. 0-21911)).

*3.2 —	Bylaws of the Company (incorporated by reference to Appendix C to the Proxy Statement of the Company filed May 12, 1999 (File No. 0-21911)).

*3.3 —	Second Amended and Restated Rights Agreement dated as of October 28, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2004 (File No. 0-21911)).

*3.4 —	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, dated October 28, 2004 (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Current Report on Form 8-K filed June 17, 1999 and filed with the Securities and Exchange Commission on October 29, 2004 (File No. 0-21911)).

*10.1 —	Amendment to Consulting Agreement with TI Capital Management dated March 21, 2005 between the Company and Ziad Ghandour (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 28, 2005 (File No. 0-21911)).

*10.2 —	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 28, 2005 (File No. 0-21911)).

†5.1 —	Opinion of Richard Edmonson.

23.1 —	Consent of Grant Thornton LLP.

†23.2 —	Consent of Richard Edmonson (contained in Exhibit 5.1).

†24.1 —	Powers of Attorney.

*	Incorporated by reference as indicated.
†	Previously filed.